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Exhibit 4.8


                                  A.S.V., INC.
            AMENDMENT TO 1998 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN
                 ADOPTED AT A MEETING OF THE BOARD OF DIRECTORS
                              HELD JANUARY 18, 2000

         NOW, THEREFORE, BE IT RESOLVED, that Section 6(a) of the A.S.V., Inc. 1998 Non-employee Director Stock Option Plan (the "Plan") shall be amended to read in its entirety as follows:

                  (a) Annual Option Grants. An option to purchase 3,000 shares of Common Stock shall be granted automatically on the first business day of each calendar year (the "Annual Option Grant Date") during the term of the Plan, beginning on January 2, 2001 to each eligible director in office on such Annual Grant Date. In addition, on a one-time only basis, an option to purchase 5,000 shares of Common Stock shall be granted effective as of January 18, 2000 to each eligible director in office on such date.

         RESOLVED FURTHER, that Section 6(b) of the Plan shall be amended to read in its entirety as follows:

                  (b) Grants to New Directors. An option to purchase 2,250 shares of Common Stock shall be granted automatically on the day that any eligible director is first elected to the Board of Directors; provided, however, that if such day is not a business day, such grant shall be effective on the first business day following such election. Such grants shall be made only to eligible directors who were not directors of the Company prior to the date this Plan was adopted by the Board of Directors.

         RESOLVED FURTHER, that a new Section 6(f) shall be added to the Plan to read as follows:

                  (f) Election to Decline Option. Notwithstanding anything contained in this agreement to the contrary, any eligible director may decline to receive options hereunder by notice to the Company.